Exhibit D-2

RECENT DEVELOPMENTS AND SUMMARY

The information included in this section supplements the information about the Republic contained in the Republic’s Annual Report for 2018 on Form 18-K filed with the SEC on September 26, 2019, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2018, as amended from time to time, the information in this section supersedes and replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report for 2018.

GENERAL

The Republic’s GDP increased by 0.9% in the third quarter of 2019 compared with the third quarter of 2018. See “Recent Developments and Summary — Economic Developments” for more information.

In the wake of the coup attempt of July 15, 2016, over 100,000 people have been detained by public prosecutors pending trial in connection with the failed coup and over 100,000 government officials have been fired from various public institutions by statutory decrees under the state of emergency, which concluded on July 18, 2018. As of December 26, 2019, the State of Emergency Inquiry Commission, which was established in January 2017 pursuant to Decree 685 as a legal remedy, has received 126,300 appeals from those removed from public sector jobs by emergency decree, 98,300 of which have been reviewed and 9,600 of which have resulted in the applicant being allowed to return to work.

In accordance with EU Regulation 462/2013, Moody’s announced the dates for its release of solicited and unsolicited sovereign credit rating actions with respect to Turkey as June 5, 2020 and December 4, 2020, respectively. On June 14, 2019, Moody’s downgraded Turkey’s long-term issuer and senior unsecured debt ratings and assigned a negative outlook. On December 6, 2019, Moody’s affirmed Turkey’s sovereign ratings. Standard & Poor’s announced the dates for its release of solicited and unsolicited sovereign credit rating actions with respect to Turkey as January 31, 2020 and July 24, 2020, respectively. On January 31, 2020, Standard and Poor’s affirmed Turkey’s sovereign ratings. Fitch’s announced dates for solicited and unsolicited sovereign credit rating actions with respect to Turkey are February 21, 2020, and August 21, 2020. On May 3, 2019, Fitch affirmed Turkey’s sovereign ratings. On July 12, 2019, Fitch downgraded Turkey’s long-term foreign currency issuer rating and assigned a negative outlook. On November 1, 2019, Fitch revised Turkey’s outlook from “negative” to “stable” and affirmed its “BB-” rating.

On June 12, 2019, the Government introduced another loan guarantee package to the Credit Guarantee Fund scheme of TL 25 billion. As part of the package, bank loans will have an inflation-indexed variable interest rate, and the decrease in the consumer price index (CPI) will also bring down the cost of loans. The package will cover both SMEs and all non-SME enterprises that play an essential role in increasing employment and production.

POLITICAL CONDITIONS

The following table sets forth the composition of the Assembly by total number of seats as of February 5, 2020:

Number of Seats
Justice and Development Party (AKP)	290
Republican People’s Party (CHP)	139
Peoples’ Democratic Party (HDP)	61
Nationalist Action Party (MHP)	49
İYİ Party	39
Felicity Party	2
Turkish Workers Party	2
Democratic Regions Party	1
Democratic Party	1
Grand Unity Party	1
Independent	4

Total	589

Source: The Grand National Assembly of Turkey

FOREIGN POLICY AND INTERNATIONAL RELATIONS

On April 3-4, 2019, Turkish Foreign Minister Mevlüt Çavuşoğlu visited Washington to attend the NATO Foreign Ministers Meeting.

On May 6, 2019, President Erdoğan received Secretary General of NATO Jens Stoltenberg and he attended the North Atlantic Council Mediterranean Dialogue Meeting in Ankara. On October 11, 2019, President Erdoğan received Secretary General of NATO Jens Stoltenberg in Istanbul. On December 4, 2019, President Erdoğan attended the NATO Leaders Meeting in London.

The European Union and the United Kingdom

On February 5, 2019, Turkish President Erdoğan and Greek Prime Minister Alexis Tsipras met in Ankara. During the meeting, the leaders reviewed all aspects of bilateral relations between Turkey and Greece and discussed possible steps for the strengthening of cooperation between the two nations. Erdoğan and Tsipras also exchanged their views on regional and international developments.

On March 13-15, 2019, Foreign Ministers Mevlüt Çavuşoğlu visited Brussels to attend the 3rd Brussels Conference on Syria and Turkey — EU Association Council Meeting. The Association Council, the highest decision-making body of the Turkey — EU Association relations, held its 54th meeting after an interval of four years. Taking stock of the accession strategy, the Association Council discussed Turkey — EU bilateral relations under the Association Agreement and the Customs Union.

On June 3, 2019, President Recep Tayyip Erdoğan received European Union Commissioner for Migration, Home Affairs and Citizenship, Dimitris Avramopoulos, at Vahdettin Mansion in Istanbul.

On July 15, 2019, The European Council decided to suspend negotiations on the Comprehensive Air Transport Agreement and agreed not to hold the Association Council and further meetings of the EU-Turkey high-level dialogues for that time being. The Council also endorsed the Commission’s proposal to reduce the pre-accession assistance to Turkey for 2020 and invited the European Investment Bank to review its lending activities in Turkey, notably with regard to sovereign-backed lending.

On October 4, 2019, Foreign Minister Mevlüt Çavuşoğlu met with Interior Minister Horst Seehofer of Germany and EU Commissioner Dimitris Avramopoulos for Migration, Home Affairs and Citizenship.

On October 14, 2019, European Union countries agreed to limit arms exports to Turkey over Turkey’s Operation Peace Spring into northern Syria.

On October 24, 2019, the European Parliament strongly condemned Turkey’s Operation Peace Spring in northeastern Syria and urged Ankara to withdraw all of its forces from the country.

On November 11, 2019, the European Council stated that they had adopted a framework of restrictive measures in response to Turkey’s drilling activities in the Eastern Mediterranean. According to the press release issued by the European Council, the framework will make it possible to sanction individuals or entities responsible for or involved in drilling activities of hydrocarbons in the Eastern Mediterranean. Possible sanctions would include a travel ban to the European Union and asset freezes for persons and entities. In addition, European Union persons and entities would be forbidden from making funds available to the sanctioned individuals and entities. To date, there has still not been any announcement related to possible specific sanctions on the Turkish individuals and entities. The Republic of Turkey Ministry of Foreign Affairs released a statement on November 11, 2019, that Turkey will continue to assert its rights under international law as well as the rights and interests of Northern Cyprus.

On January 13, 2020, Turkish President Erdoğan and Italian Prime Minister Conte had a meeting in Istanbul. During the meeting, the two leaders mainly discussed the developments in Libya and reviewed the situation in Syria and bilateral relations between Turkey and Italy.

On January 24, 2020, Turkish President Erdoğan met with German Chancellor Merkel in Istanbul. During the joint press conference after the meeting, President Erdoğan stated that the leaders reviewed the bilateral relations between Turkey and Germany and discussed regional developments with a focus on Libya and Syria. President Erdoğan also stated that the dialogue between the two countries on regional issues will continue.

United States

On January 3, 2018, a jury in New York federal court found Mehmet Hakan Atilla, a former executive at Turkey’s majority state-owned Halkbank, guilty on charges that included bank fraud, conspiracies to evade U.S. sanctions against Iran and to commit money laundering. He was found not guilty on a money laundering charge. In a statement made after the verdict, counsel for Mehmet Hakan Atilla announced their intent to appeal. Mehmet Hakan Atilla’s sentencing, originally set for April 11, 2018, was first postponed to May 7, 2018 and then to May 16, 2018. On May 16, 2018, a New York judge sentenced Mehmet Hakan Atilla to 32 months in prison for his participation in a scheme to violate U.S. sanctions on Iran. Mehmet Hakan Atilla was released on July 19, 2019. On October 15, 2019, prosecutors in a New York federal court announced that Halkbank was charged in a six-count indictment with fraud, money laundering, and sanctions offenses related to the bank’s participation in a multibillion-dollar scheme to evade US sanctions on Iran. The case has been assigned to United States District Judge Richard M. Berman.

On January 3, 2019, Representatives of Turkey’s foreign and defense ministries and the Defense Industry Presidency met with a visiting U.S. delegation in Ankara. In the meeting, the U.S. presented its proposal to Turkey for the sale of a Patriot missile system.

On January 14, 2019, President Erdoğan and U.S. President Donald Trump held a phone call during which recent developments in Syria and bilateral relations were discussed. Stating that Turkey welcomes President Trump’s decision to withdraw from Syria, President Erdoğan noted that Turkey, in this regard, stands ready to lend support to the U.S. President Erdoğan and President Trump also discussed the possibility of forming a terror-free safe zone in the north of Syria on the basis of Syria’s territorial integrity. President Erdoğan emphasized that Turkey supports the Kurdish people and that Turkey’s goal is to fight against terrorist organizations DAESH, the PKK and the PKK’s Syrian branches, which pose a threat to Turkey’s national security. The two leaders also agreed to advance the bilateral economic relations. No policy commitments were made as a result of these discussions. On February 21, 2019, President Erdoğan and President Trump held another phone call during which they agreed that the U.S. decision to withdraw from Syria should be implemented in line with their common interests and in a way that would cause no harm to the two nations’ mutual goals. On April 29, 2019, President Erdoğan and President Trump held another phone call during which they reaffirmed the goal of 75 billion dollars in trade volume and they discussed bilateral and regional issues.

In December 2017, Turkey agreed to acquire a U.S.$2.5 billion S-400 air and missile defense system from Russia. At the time the transaction was announced, the Pentagon indicated that, as a result of the transaction, Turkey risked expulsion from the F-35 program under which the country stands to acquire 100 fighter jets from the U.S., and sanctions under a law known as CAATSA that targets transactions with the Russian defense industry. On June 10, 2019, the U.S. House of Representatives passed a resolution calling on the Turkish government to cancel the acquisition of the S-400 missile system. The initial delivery to Turkey of supplies and materials relating to the Russian defense system took place in July 2019. On July 17, 2019, the White House and the U.S. Department of Defense announced that Turkey will be removed from the F-35 program due to the procurement of the S-400 air and missile defense system.

On June 29, 2019, President Erdoğan met with President Trump at the G20 Leaders’ Summit held in Osaka, Japan. The two leaders discussed bilateral ties, trade volume, and regional issues including the recent developments in Syria. President Erdoğan stated that the Turkey-U.S. trade volume is advancing towards a summit of U.S.$75 billion and that there are steps that have already been taken and are to be taken by the two countries in defense industry. Regarding the S-400 missile system, President Trump noted that Turkey wasn’t treated fairly, U.S. President Trump said that they have a complicated situation and indicated that Turkey and the U.S. are looking at different solutions, noting that Turkey is a NATO member and a friend of the U.S.

On August 5-7, 2019, Turkish and the US military delegations came together regarding establishment of a safe zone in the north of Syria. At the end of the talks, the delegations agreed on the rapid implementation of initial measures to address Turkey’s security concerns; to set up, as soon as possible, a joint operations center in Turkey to coordinate and manage the establishment of the safe zone together; and that the safe zone shall become a peace corridor, and that any additional measures shall be taken for displaced Syrians to return to their country.

On September 6-10, 2019, a US delegation headed by the US Secretary of Commerce Wilbur Ross visited Istanbul and Ankara as part of efforts to boost bilateral trade between Turkey and the US. Alongside meetings with several business associations such as the Foreign Economic Relations Board and the Turkish Industry and Business Association, US Secretary of Commerce Wilbur Ross had separate meetings with the Turkish Minister of Treasury and Finance Berat Albayrak and Minister of Trade Ruhsar Pekcan. President Erdoğan also received Wilbur Ross and his accompanying delegation.

On October 6, 2019, President Erdoğan and U.S. President Donald Trump held a phone call during which they exchanged views on bilateral relations as well as the planned safe zone east of the Euphrates River. President Erdoğan stated that a safe zone was a must for creating the conditions for the elimination of the terror threat posed by the PKK-YPG and for the return of Syrian refugees to their country. Upon US President Trump’s invitation, the two leaders decided to meet in November in Washington, D.C.

October 14, 2019, the US Treasury Department announced sanctions on two Turkish ministries (Ministry of National Defense and Ministry of Energy and Natural Resources) and three senior government officials (Minister of National Defense Hulusi Akar, Minister of Energy and Natural Resources Fatih Dönmez and Interior Minister Süleyman Soylu) over Turkey’s anti-terror operation in northeastern Syria. The two ministries and three ministers have been designated pursuant to an Executive Order of October 14, 2019. This Executive Order and OFAC’s (Office of Foreign Assets Control) regulations generally prohibit all dealings by U.S. persons or persons within (or transiting) the United States that involve any property or interest in property of blocked persons. According to the official statement by the US Treasury Department, OFAC is prepared to issue authorizations, such as general or specific licenses, as appropriate, to ensure that these sanctions do not disrupt Turkey’s ability to meet its energy needs. Additionally, OFAC issued three General Licenses simultaneously with the Executive Order of October 14, 2019. One of these three licenses authorizes official activities of the United Nations involving the Ministry of National Defense or the Ministry of Energy and Natural Resources of the Government of Turkey.

On October 17, 2019, Turkish Foreign Minister Mevlüt Çavuşoğlu met with a U.S. delegation including U.S. National Security Advisor Robert O’Brien and James Jeffrey, the U.S. special envoy for the anti-DAESH coalition. In addition, President Erdoğan also received a visit from a delegation headed by U.S. Vice President Mike Pence on October 17, 2019. As a result of these meetings, Turkey and the U.S. reached an agreement shortly thereafter. According to that 13-point agreement, the U.S. was to make sure that the terrorist organization YPG withdrew from the declared safe zone within 120 hours. In return, Turkey agreed to pause Operation Peace Spring for 120 hours. Within the 120-hour timeframe, the agreement required that the weapons in the hands of the YPG were to be re-collected, their fortifications and fighting positions were to be destroyed and they were to be removed from the 30-km declared safe zone. Upon the completion of this process, Turkey agreed to halt Operation Peace Spring and the safe zone would be left to the Turkish Armed Forces’ control. According to this agreement with the U.S., upon the completion of this process all sanctions against Turkey would be lifted. On October 23, 2019, the U.S. Department of the Treasury’s Office of Foreign Assets Control removed sanctions imposed on the Government of Turkey’s Ministry of National Defense and the Ministry of Energy and Natural Resources, as well as the Minister of National Defense, Minister of Energy and Natural Resources, and the Minister of the Interior, following Turkey’s pause in military operations in Syria as agreed to with the United States on October 17, 2019.

On November 12-13, 2019, President Erdoğan paid a working visit to the United States and met with President Trump in Washington, D.C. During the joint press conference, President Erdoğan stated that they had agreed to further the relations between Turkey and the United States on a strong and healthy basis and deepen bilateral cooperation. President Trump stated that the meeting had been very productive and they had directed their senior officials to immediately work on resolving the S-400 issue.

On December 4, 2019, President Erdoğan and President Trump had another meeting in London in the context of the NATO Leaders Meeting.

Russia

On April 8, 2019, President Erdoğan paid a visit to Moscow to attend the eighth meeting of the Turkey-Russia High Level Cooperation Council in the context of which he held a one-on-one meeting with President Putin. During the joint press conference following the meetings, President Erdoğan stated that they discussed various aspects between the two countries and also future steps they can take jointly for the restoration of peace and security in Syria.

On June 29, 2019, President Recep Erdoğan met with President Putin on the sidelines of the G20 Osaka Summit in Japan. Noting that significant momentum has been witnessed in the recent period in relations between Turkey and Russia, President Erdoğan stated that they had discussed the delivery of the S-400 missile defense system to Turkey in July 2019. Delivery of the first battery equipment of the system was completed on July 25, 2019. The second battery equipment was completed on September 15, 2019.

On August 27, 2019, President Erdoğan paid a visit to Moscow to meet with President Putin. The two presidents held various talks in which they discussed bilateral and international issues, particularly ongoing Syria-related issues. The two leaders also participated in the inauguration ceremony of the International Aviation and Space Salon MAKS-2019, one of the world’s leading events in this field.

On January 8, 2020, President Erdoğan and President Putin met in Istanbul and attended the opening ceremony of the TurkStream Natural Gas Pipeline Project, which will carry natural gas from Russia to Turkey and Europe. Serbian President Vucic and Bulgarian Prime Minister Borisov also attended the ceremony.

On February 3, 2020, seven Turkish soldiers and one civilian contractor working with the Turkish military were killed in hostilities in Idlib. Republic of Turkey exercised its inalienable right of self-defense and would continue to do so.

Iraq

On January 23, 2019, Turkey announced that the ban on flights in and out of Sulaymaniyah in northern Iraq would be lifted on January 25, 2019, which had been implemented since October 17, 2017.

On May 15, 2019, President Erdoğan received Prime Minister Adil Abd Al-Mahdi of Iraq in Ankara.

On June 10, 2019, Foreign Minister Mevlüt Çavuşoğlu visited Erbil to attend the oath-taking ceremony of President Nechirvan Barzani of the Kurdish Regional Government of Iraq (KRG) and to hold bilateral meetings.

On September 25, 2019, President Recep Tayyip Erdoğan, who was in New York for the 74th session of the United Nations General Assembly, met with President Barham Salih of Iraq.

Syria

On January 20, 2018, Turkey launched “Operation Olive Branch”, a military operation in Syria’s northern Afrin district along the Turkish-Syrian border to neutralize terrorist elements. “Operation Olive Branch” aims to clear the region of armed forces aligned with the PKK, including the PYD and YPG, that control the territory and who threaten the Republic’s national security and civilians’ safety in the region. Operation Olive Branch has been carried out on the basis of international law, in accordance with the right to self-defense as outlined in Article 51 of the UN Charter and the relevant UN Security Council resolutions 1373(2001), 1624(2005), 2170(2014) and 2178(2014) as well as in full respect of Syria’s territorial integrity. The current phase of the operation is focused on ensuring security and stability (de-mining, establishing order, local governance and security, return of IDPs and refugees originally from Afrin) based on the principle of “local ownership”.

The Republic is continuing its humanitarian efforts to provide shelter to refugees fleeing the conflict in Syria. As of January 30, 2020, 63,491 Syrian refugees occupied shelter centers throughout Turkey.

On April 25-26, 2019, the twelfth round of high-level meetings on Syria in the Astana format was held in Nur-Sultan (formerly Astana). During the meetings, the parties agreed to continue their coordination regarding the situation on the east of the Euphrates in Syria. They also reiterated their determination to implement the agreements on the stabilization of the situation in the Idlib de-escalation area and welcomed the steps taken to this end. On August 1-2, 2019, the thirteenth round of high-level meetings on Syria in the Astana format was held in Nur-Sultan (formerly Astana). The meetings concluded with a decision to step up joint efforts to prevent civilian casualties in Idlib. The final declaration of the meeting highlighted the parties’ commitment to Syria’s territorial integrity, independence and sovereignty, underlining that the fight will continue against all kinds of terrorist groups. On December 10-11, 2019, the fourteenth round of high-level meetings on Syria in the Astana format was held in Nur-Sultan. During the meetings, developments on the ground, particularly on the east of the Euphrates and in Idlib as well as the current state of affairs in the political process were discussed.

On February 14, 2019, a trilateral summit was held in Sochi in which Turkish President Erdoğan, Russian President Putin and Iranian President Hassan Rouhani participated. During the meeting, the three leaders mainly discussed the current situation in Syria. According to the joint statement released after the meeting, the leaders expressed their determination to stand against separatist agendas and emphasized their strong and continued commitment to the sovereignty, independence, unity and territorial integrity of the Syrian Arab Republic as well as to the purposes and principles of the UN Charter. On September 16, 2019, another trilateral summit was held in Ankara with the participation of Turkish, Russian and Iranian leaders in Astana format. The leaders discussed the situation in northeastern Syria, reviewed the developments since their last meeting, and reiterated their determination to enhance the trilateral coordination in light of their agreements. In a joint statement after the meeting, the Presidents emphasized their strong commitment to the sovereignty, independence, unity and territorial integrity of the Syrian Arab Republic as well as to the purposes and principles of the UN Charter.

On May 14, 2019, Foreign Minister Mevlüt Çavuşoğlu met with President of Syrian Negotiation Council Nasr Al-Hariri in İstanbul. Minister Çavuşoğlu stressed that the Syrian Regime’s attacks were flagrant violations of Sochi Memorandum and against Astana spirit. Minister Çavuşoğlu stated that Turkey was close to an agreement on formation of the Constitutional Committee.

On October 9, 2019, the Turkish Armed Forces, together with the Syrian National Army, launched “Operation Peace Spring” against PKK/YPG and DAESH terrorists in northern Syria. The ultimate goal of the Operation is to ensure the security of Turkey’s borders, to neutralize terrorists in the region and to save the Syrian people from the oppression of terrorists. The Operation is being conducted on the basis of international law, in accordance with Turkey’s right of self-defense under Article 51 of the United Nations Charter and resolutions of the UN Security Council on fight against terrorism.

Turkey has paused Operation Peace Spring after the agreement reached with the US on October 17, 2019. Nearly a 145-kilometer area between Tal Abyad and Ras al-Ayn has been cleared of terrorist organizations and elements to a depth of 30 kilometers.

On October 22, 2019, Turkey and Russia agreed on a memorandum of understanding in terms of combatting terror, ensuring Syria’s territorial integrity and political unity, and facilitating the return of refugees. According to this memorandum of understanding, Turkey and Russia decided not to allow any separatist agenda on Syrian territory.

On December 3, 2019, a quadrilateral meeting on Syria was held in London with the participation of Turkish President Erdoğan, British Prime Minister Johnson, French President Macron and German Chancellor Merkel.

China

On July 2, 2019, President Erdoğan paid an official visit to China and met with the Chinese President Xi Jinping. President Erdoğan highlighted in his statement that the two countries agreed on strengthening bilateral relations in all areas with a strategic and long-term perspective. The President added that strengthening Turkey-China relations will greatly contribute to regional and global stability.

Libya

On November 27, 2019, the Turkish Government and Libya’s United Nations-recognized Government of National Accord signed “Memorandum of Understanding on Restriction of Marine Jurisdictions in the Mediterranean Sea” and “Memorandum of Understanding on Security and Military Cooperation”. While “Memorandum of Understanding on Restriction of Marine Jurisdictions in the Mediterranean Sea” was ratified in the parliament on December 5, 2019 and was published in the Official Gazette on December 7, 2019; “Memorandum of Understanding on Security and Military Cooperation” was ratified on December 25, 2019, and was published in the Official Gazette on December 26, 2019.

The “Memorandum of Understanding on Security and Military Cooperation” was designated by considering the provisions of the Memorandum of Understanding Regarding Military Training Cooperation between Turkey and Libya dated April 4, 2012. The Memorandum is to provide a ground for relations and develop cooperation between the two countries, and it shall be applied to the exchange of personnel, material, equipment, information and experience in the specified fields of security and military cooperation. On December 30, 2019, based on the Memorandum of Understanding on military cooperation, Turkey’s Presidency submitted a motion to the parliament on sending troops to Libya at the request of Libya’s United Nations-recognized Government of National Accord. On January 2, 2020, the motion was approved in the parliament.

On January 19, 2020, an international summit was held in Berlin to support the United Nations’ efforts to implement a lasting ceasefire and launch a political process in Libya. Turkish President Erdoğan, German Chancellor Merkel, Russian President Putin, British Prime Minister Johnson, French President Macron, Italian Prime Minister Conte, Egyptian President el-Sisi, Algerian President Tebboune, Democratic Congo’s President Tshisekedi, European Commission’s President Leyen, United Nations Secretary-General Guterres as well as a special representative of the United Nations Secretary-General and representatives of the African Union and the Arab League attended the summit.

ECONOMIC DEVELOPMENTS

In the third quarter of 2019, nominal GDP was TL 1,145 billion.

The following table sets forth the percentage of GDP represented by type of economic activity (at current prices and expressed in percentages) for the periods indicated:

GDP by Type of Economic Activity (in %)*		2019 Q1	2019 Q2	2019 Q3
1.	A- Agriculture, forestry and fishing	2.9	4.6	11.5
2.	BCDE- Industry	23.5	23.4	20.7
3.	F- Construction	6.1	5.4	4.9
4.	GHI- Services	23.2	23.7	23.8
5.	J- Information and communication	2.4	2.4	2.2
6.	K- Financial and insurance activities	3.6	4.0	3.0
7.	L- Real estate activities	7.4	6.8	6.2
8.	MN- Professional, administrative and support service activities	5.0	5.1	4.8
9.	OPQ- Public administration, education, human health and social work activities	14.2	12.7	11.3
10.	RST- Other service activities	2.2	1.9	1.7
11.	Sectoral total	90.6	90.1	90.1
12.	Taxes-Subsidies	9.4	9.9	9.9
13.	Gross Domestic Product (Purchaser’s Price)	100.0	100.0	100.0

*	Based on the statistical classification of economic activities in the European Community, NACE Rev. 2

Source: TURKSTAT

The following table sets forth increases or decreases in GDP (in the chain linked volume index and expressed in percentages) for the periods indicated:

GDP growth rates (in %)	Q1	Q2	Q3
2019	-2.3	-1.6	0.9

Source: TURKSTAT

In January 2020, CPI increased by 1.35% and domestic PPI increased by 1.84% compared to the previous month. In January 2020, the Republic’s annual CPI and domestic PPI increased by 12.15% and 8.84%, respectively, as compared to the same month of the previous year.

On January 29, 2020, the Government offered an interest rate of 10.09% for its 2-year TRY denominated Government Bond, compared to 18.06% on January 23, 2019.

On November 13, 2019, the Government offered an interest rate of 12.54% for its 6-year domestic fixed coupon bond issuance.

The calendar adjusted industrial production index increased by 5.1% in November 2019 compared to the same month of the previous year.

The following table indicates unemployment figures for the periods indicated:

2019	Unemployment rate (in%)	Number of unemployed
March	14.1	4,544,000
April	13.0	4,202,000
May	12.8	4,157,000
June	13.0	4,253,000
July	13.9	4,596,000
August	14.0	4,650,000
September	13.8	4,566,000
October	13.4	4,396,000

Source: TURKSTAT

As of December 31, 2019, an amount of TL 343.4 billion has been disbursed under the Credit Guarantee Fund. As of December 2019, total payments of TL 2.5 billion for the Credit Guarantee Fund from budget allocations during the 2019 calendar year have been realized.

In 2018, annual credit growth was realized as 14.2%. As of January 31, 2020, the credit growth year-to-date was 12.89% compared to the same period in 2019.

On September 30, 2019, the New Economy Program covering the 2020-2022 period (the “2020-2022 New Economy Program”) was announced. The main objectives of the 2020-2022 New Economy Program are to maintain and enhance gains in price stability, financial stability, current account balance, and the transformation in manufacturing and exports with a value-add perspective. The 2020-2022 New Economy Program sets a central government budget deficit target of 2.9% of GDP by the end of 2020, 2.9% of GDP by the end of 2021 and 2.6% of GDP by the end of 2022. In the 2020-2022 New Economy Program, the Government announced that the real GDP growth target is 5% for 2020, 5% for 2021 and 5% for 2022. The central government primary balance to GDP ratio target is a 0% surplus for 2020, 0% for 2021 and 0.3% for 2022. The general government deficit to GDP ratio target is 2.9% for 2020, 2.9% for 2021 and 2.6% for 2022. The EU defined general government debt to GDP ratio target is 33.2% for 2020, 32.5% for 2021 and 32.3% for 2022. The current account deficit to GDP ratio target is 1.2% for 2020, 0.8% for 2021 and 0% for 2022. The domestic savings to GDP ratio target is 27% for 2020, 28.5% for 2021 and 30.6% for 2022. The CPI inflation target is 8.5% for 2020, 6% for 2021 and 4.9% for 2022. The unemployment target is 11.8% for 2020, 10.6% for 2021 and 9.8% for 2022.

TOURISM

In December 2019, the number of foreign visitors visiting the Republic increased by 10.11% to 2,147,878 people as compared to the same month in 2018. In 2018, the number of foreign visitors visiting the Republic increased by approximately 21.84% to 39,488,401 people as compared to 2017. According to the Turkish Statistical Institute, in the fourth quarter of 2019, tourism revenues increased by 20.6% compared to the same period of 2018.

EMPLOYMENT AND WAGES

As of October 2019, total civilian employment was 28.3 million of whom approximately 17.9% were employed in agriculture, 20.0% was in industry, 5.8% was in construction and 56.3% was in services sectors. In October 2019, the labor force participation rate was at 53.0%, which represented a 0.7 percentage point decrease compared to October 2018.

As of December 2019, the total asset value of the Unemployment Insurance Fund amounted to TL 131.5 billion. As of December 2019, 94.02% of the Unemployment Insurance Fund was invested in bonds and 5.98% of the assets were held in deposits.

As of November 2019, there were 412 pension funds offered to the public. As of November 2019, the total net asset value of these funds increased to TL 121.5 billion from TL 91.1 billion in November 2018.

FOREIGN TRADE AND BALANCE OF PAYMENTS

In December 2019, the trade balance (according to provisional data) posted a deficit of U.S.$4.325 billion compared to a deficit of U.S.$2.744 billion in the same period in 2018. In December 2019, total goods imported (c.i.f.), including gold imports, increased by 14.9% to approximately U.S.$19.019 billion, as compared to approximately U.S.$16.554 billion during the same period in 2018. In December 2019, the import of capital goods, which are used in the production of physical capital, increased by 7.3% over the same period in 2018; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, increased by 17.5% over the same period in 2018; and the import of consumption goods increased by 11.5% over the same period in 2018. In December 2019, total goods exported (f.o.b.), increased by 6.4% to approximately U.S.$14.694 billion, as compared to approximately U.S.$13.810 billion during the same period of 2018.

According to provisional data, foreign direct investment inflows into Turkey amounted to U.S.$253 million in November 2019.

The following table summarizes the balance of payments of Turkey for the period indicated:

in millions of U.S. Dollars	November 2019
CURRENT ACCOUNT	-518
Trade Balance	-1,111
Goods Exports	16,131
Goods Imports	17,242
Services	1,601
Primary Income	-1,137
Secondary Income	129
CAPITAL ACCOUNT	-1
FINANCIAL ACCOUNT	-3,115
Direct Investment (net)	-236
Portfolio Investment (net)	-2,050
Assets	-373
Liabilities	1,677
Other Investment (net)	-829
Assets	1,025
Liabilities	1,854
RESERVE ASSETS	743
NET ERRORS AND OMISSIONS	-1,853

Source: Central Bank

In November 2019, the volume of crude oil imports increased by 135% compared to November 2018. In November 2019, natural gas imports decreased by 16.92% to 3,900.97 million cubic meters compared to 4,695.69 million cubic meters in November 2018. In November 2019, liquefied petroleum gas imports decreased by 25.75% to 236,062.864 tons compared to 317,914.119 tons in November 2018.

As of November 2019, total gross international reserves were U.S.$141,663.6 million (compared to U.S.$131,076.9 million as of November 2018). As of November 2019, gold reserves were U.S.$26,475 million (compared to U.S.$19,304 million as of November 2018) and the Central Bank gross foreign exchange reserves were U.S.$78,335 million (compared to U.S.$71,713 million as of November 2018).

As of December 2019, the Central Bank reported contingent liabilities in foreign currency, including commercial banks’ reserve requirements held at the Central Bank, to be approximately U.S.$34,596 million (compared to approximately U.S.$31,918 million as of December 2018). As of December 2019, the Central Bank reported foreign currency loans, securities and deposits to be approximately U.S.$16,032 million (compared to approximately U.S.$12,963 million as of December 2018).

As of February 4, 2020, the Central Bank held approximately TL 82.850 billion in public sector deposits.

MONETARY POLICY

The inflation target for 2020 is 5%, with a 2 percentage points uncertainty band in both directions.

On February 5, 2020, the Central Bank foreign exchange buying rate for U.S. Dollars was TL 5.9760 per U.S. Dollar.

The following table displays the period-end foreign exchange buying rate of Turkish Lira per U.S. Dollar, euro, and Japanese Yen and against the U.S. Dollar-euro currency basket:

Period-End Exchange Rates

2019**
Turkish Lira per U.S. Dollar	5.94
Turkish Lira per euro	6.66
Turkish Lira per 100 Japanese Yen	5.46
Turkish Lira per Currency Basket*	6.30

*	The basket consists of U.S.$0.5 and €0.5.
**	As of December 31, 2019.

Source: Central Bank

On January 16, 2019, the Monetary Policy Committee (the “Committee”) decided to keep the policy rate (one week repo auction rate) constant at 24%. The Committee stated that recently released data suggests that the rebalancing trend in the economy has become more noticeable, and external demand maintains its strength while a slowdown in economic activity continues, partly due to tighter financial conditions. Accordingly, the Committee decided to maintain the tight monetary policy stance until inflation outlook displays a significant improvement.

On January 18, 2019, the Central Bank held an Extraordinary General Assembly Meeting. An amendment was made to the Articles of Association of the Central Bank, allowing the General Assembly to convene within three months following the end of the respective accounting period each year. In addition, an advance dividend was decided to be paid and, accordingly, the distribution of TL 33.7 billion to shareholders began in accordance with the related legislation.

On January 18, 2019, the Central Bank decided to exclude deposits/participation funds of official institutions from the liabilities subject to reserve requirements.

On February 16, 2019, the Central Bank reduced Turkish Lira reserve requirement ratios by 100 basis points for deposits and participation funds with maturities up to 1-year and for other liabilities with maturities up to (and including) 3-year, and by 50 basis points for all other liabilities subject to reserve requirements. In addition, the Central Bank increased the upper limit of the facility of holding standard gold, which is converted from wrought or scrap gold collected from residents, from 5% to 10% of Turkish Lira reserve requirements.

On March 6, 2019, the Committee decided to keep the policy rate (one week repo auction rate) constant at 24%. The Committee stated that recently released data shows that the rebalancing trend in the economy has become more noticeable, and external demand maintains its relative strength while economic activity displays a slow pace, partly due to tight financial conditions. The Committee also stated that while developments in import prices and domestic demand conditions have led to some improvement in the inflation outlook, risks on price stability continue to prevail. Accordingly, the Committee has decided to maintain the tight monetary policy stance until the inflation outlook displays a significant improvement.

On April 5, 2019, the Central Bank revised the monthly maximum contractual interest rate for the credit card borrowings as 2.15% for the Turkish Lira and 1.72% for foreign exchange transactions, whereas the monthly maximum overdue interest rate became 2.65% for the Turkish Lira and 2.22% for foreign exchange transactions.

On April 25, 2019, the Committee decided to keep the policy rate (one week repo auction rate) constant at 24%. The Committee stated that recently released data shows that the rebalancing trend in the economy has continued, and external demand maintains its relative strength while economic activity displays a slow pace, partly due to tight financial conditions. The Committee also stated that while developments in domestic demand conditions have led to some improvement in inflation indicators, higher food and import prices and the elevated course of inflation expectations point to continued risks to price stability. Accordingly, the Committee has decided to maintain the tight monetary policy stance until inflation outlook displays a significant improvement.

On May 9, 2019, the Central Bank increased reserve requirement ratios for foreign exchange liabilities by 100 basis points for all maturity brackets. In addition, the Central Bank decreased the upper limit for the foreign exchange maintenance facility within the reserve option mechanism to 30% from 40%.

On May 27, 2019, the Central Bank increased reserve requirement ratios for foreign exchange deposits/ participation funds by 200 basis points for all maturity brackets to support financial stability.

On June 12, 2019, the Committee decided to keep the policy rate (one week repo auction rate) constant at 24%. The Committee stated that recently released data shows that the rebalancing trend in the economy has continued, external demand maintains its relative strength while economic activity displays a slow pace, partly due to tight financial conditions. The Committee also stated that developments in domestic demand conditions and the tight monetary policy support disinflation. Accordingly, the Committee has decided to maintain the tight monetary policy stance to contain risks to the pricing behavior and to reinforce the disinflation process.

On June 17, 2019, the Central Bank decided to provide Primary Dealer banks with a liquidity facility within the framework of open market operations to support the Primary Dealership System in view of its contributions to the deepening of financial markets and the effectiveness of monetary policy. The interest rate to be applied to the facility has been set at 100 basis points below the Central Bank’s policy interest rate.

On June 29, 2019, the Central Bank revised the monthly maximum contractual interest rate for the credit card borrowings as 2.00% for the Turkish Lira and 1.60% for foreign exchange transactions, whereas the monthly overdue interest rate would be 2.40% for Turkish Lira and 2.00% for foreign exchange transactions, to be effective from July 1, 2019.

With a decree published in Official Gazette No.30823 dated July 6, 2019, Mr. Murat Uysal has been appointed as a new Governor of the Central Bank of the Republic of Turkey.

On July 25, 2019, the Committee decided to reduce the policy rate (one-week repo auction rate) from 24% to 19.75%. The Committee stated that recently released data indicated a moderate recovery in the economic activity. The Committee also stated that goods and services exports continue to display an upward trend despite the weakening in the global economic outlook, indicating improved competitiveness. The Committee added that strong tourism revenues support the economic activity through direct and indirect channels and looking forward, net exports are expected to contribute to the economic growth and the gradual recovery is likely to continue with the help of the disinflation trend and the partial improvement in financial conditions. The Committee further stated that current account balance is expected to maintain its improving trend. The Committee noted that in the second quarter, inflation displayed a significant fall with contribution from a deceleration in unprocessed food and energy prices and domestic demand conditions as well as a tight monetary policy continuing to support disinflation. The Committee added that underlying trend indicators, supply side factors, and import prices lead to an improvement in the inflation outlook. The Committee assesses that maintaining a sustained disinflation process is the key for achieving lower sovereign risk, lower long-term interest rates, and stronger economic recovery. All in all, the Committee stated that the extent of the monetary tightness will be determined by considering the indicators of the underlying inflation trend to ensure the continuation of the disinflation process and the Central Bank will continue to use all available instruments in pursuit of the price stability and financial stability objectives.

On August 5, 2019, the Central Bank announced that with the aim of enhancing flexibility in Turkish Lira and FX liquidity management, Turkish Lira currency swap transactions, which are currently executed with 1 week maturity via quotation method in the Turkish Lira Currency Swap Market, will also be executed with 1, 3 and 6 month maturities via the traditional auction (multiple-price) method.

On August 19, 2019, the Central Bank decided to change the ratio of and the remuneration applied to required reserves. Accordingly, the reserve requirement ratios for Turkish Lira liabilities and the remuneration rates for Turkish Lira-denominated required reserves are linked to the annual growth rates of the total of banks’ Turkish Lira-denominated standardized cash loans and cash loans under close monitoring, excluding foreign currency-indexed loans and loans extended to banks. For banks whose loan growth is between 10% and 20% (reference values), the reserve requirement ratios for Turkish Lira liabilities in all maturity brackets excluding deposits and participation funds with 1-year or longer maturity (excluding deposits/participation funds obtained from banks abroad) and other liabilities with longer than 3-year maturity (including deposits/participation funds obtained from banks abroad), will be set at 2%. The reserve requirement ratios for other banks are left unchanged. Additionally, the current remuneration rate of 13% applied to Turkish Lira-denominated required reserves, is set at 15% for banks with a loan growth between the reference values and at 5% to others. Under the new arrangement, loan growth rates will be calculated in each reserve requirement period and the banks whose loan growth is between the reference values will be subject to the related reserve requirement ratios and remuneration rates in the next three-months (six reserve requirement periods).

On September 12, 2019, the Committee decided to reduce the policy rate (one-week repo auction rate) from 19.75% to 16.50%. The Committee stated that recently released data indicate that moderate recovery in economic activity continues. The Committee also stated that the inflation outlook continued to improve. The Committee indicated that in August, consumer inflation displayed a significant fall with the contributions of core goods, energy and food groups. The Committee added that domestic demand conditions and the level of monetary tightness continue to support disinflation. It also stated that underlying trend indicators, supply side factors, and import prices lead to an improvement in the inflation outlook. The Committee also indicated that the extent of the monetary tightness will be determined by considering the indicators of the underlying inflation trend to ensure the continuation of the disinflation process.

On September 20, 2019, the Central Bank announced that, in order to support financial stability, reserve requirement ratios for FX deposits/participation funds would be increased by 100 basis points for all maturity brackets. It stated that as a result of these revisions approximately U.S.$2.1 billion of FX liquidity would be withdrawn from the market. The revised ratios have been effective from the calculation period of September 20, 2019 with the maintenance period having started on October 4, 2019.

On September 28, 2019, the Central Bank revised the monthly maximum contractual interest rate for credit card borrowings to 1.60% for the Turkish Lira and 1.28% for foreign exchange transactions, whereas the monthly maximum overdue interest rate will be 2.00% for the Turkish Lira and 1.68% for foreign exchange transactions, effective October 1, 2019.

On October 1, 2019, the Central Bank announced that a Foreign Exchange Gold Swap Market has been opened at the Central Bank to increase the banks’ efficiency in liquidity management.

On October 24, 2019, the Committee has decided to reduce the policy rate (one-week repo auction rate) from 16.50% to 14%. The Committee stated that recently obtained data indicate that moderate recovery in economic activity continues. The Committee added that the inflation outlook continued to improve. The Committee indicated that in September, with the contribution of strong base effects, consumer inflation displayed a significant fall particularly in core goods and food inflation. The Committee also stated that domestic demand conditions and the level of monetary tightness continue to support disinflation, and underlying trend indicators, supply side factors, and import prices lead to an improvement in the inflation outlook. The Committee repeated that the extent of the monetary tightness will be determined by considering the indicators of the underlying inflation trend to ensure the continuation of the disinflation process.

On November 26, 2019, the Central Bank announced that the swap agreement, which had been signed between the Central Bank of the Republic of Turkey and Qatar Central Bank on August 17, 2018, was amended in a ceremony on November 25, 2019, in Doha. The core objectives of the agreement are to facilitate bilateral trade in respective local currencies and to support financial stability of the two countries. With the swap amendment agreement, the overall limit was increased from the U.S.$3 billion equivalent of the Turkish Lira and the Qatari riyal to the U.S.$5 billion equivalent of the Turkish Lira and the Qatari riyal.

On December 9, 2019, the Central Bank made a revision to the reserve requirements in order to support financial stability and because of the low base effect on loans in 2019. Accordingly, the real change in Turkish Lira cash loans will be taken into account in the calculation of loan growth, the real annual growth rate of loans will be calculated based on the last three-month average of the real cash loan stock values and such calculations will exclude the loans extended to financial institutions, and the real cash loan value will be calculated by dividing the nominal loan amount by the CPI in the relevant period. Banks with a real annual loan growth rate above 15% will be able to benefit from reserve requirement incentives if their adjusted real loan growth rate, which is calculated by deducting the entire real changes in the commercial loans with a two-year and longer maturity and housing loans with a five-year and longer maturity from the numerator of the growth rate formula, is below 15%. Banks with a real annual loan growth rate below 15% will be able to benefit from reserve requirement incentives if their adjusted real loan growth rate, which is calculated by deducting 50% of the real change in retail loans excluding housing loans with a five-year and longer maturity from the numerator of the growth rate formula, is above 5%. Thus, long-term commercial loans that have a strong relation with production and investment, and long-term housing loans that have a weak relation with imports, will be encouraged. Loan growth rates will be calculated for every reserve requirement period and banks with real annual loan growth rates complying with the defined conditions will be subject to related reserve requirement ratios and remuneration rates through the three-month period from December 9, 2019 (i.e., six reserve requirement maintenance periods). The implementation of the revision to the reserve requirements will be valid from the calculation period dated November 29, 2019. The rights of banks, which have earned the right to lower reserve requirement ratios and higher remuneration rates under the previous method as of this calculation period, will be reserved.

On December 12, 2019, the Committee decided to reduce the policy rate (one-week repo auction rate) from 14% to 12%. The Committee stated that it recently obtained data indicating that recovery in economic activity continues. The Committee added that weakness in global economic activity and low levels of global inflation strengthen expectations regarding the continuation of expansionary monetary policies in advanced economies. The Committee also stated that the inflation outlook continued to improve while inflation expectations displayed a wide-spread decline. The Committee repeated that the extent of the monetary tightness will be determined by considering the indicators of the underlying inflation trend to ensure the continuation of the disinflation process.

On December 28, 2019, the Central Bank announced that, effective as of January 1, 2020, the monthly maximum contractual interest rate for credit card borrowings in Turkish Lira was revised to 1.40% and the monthly maximum overdue interest rate will be 1.70%. The monthly maximum contractual interest rate for credit card borrowings in foreign exchange was revised to 1.12% and the monthly maximum overdue interest rate will be 1.42%.

On December 28, 2019, in order to support financial stability and the real loan growth-linked reserve requirement practice, the Central Bank decided to increase reserve requirement ratios for FX deposits/participation funds by 200 basis points for all maturity brackets and to apply these ratios 200 basis points lower for banks that comply with the Turkish Lira real loan growth conditions to ensure that these banks are not affected by this increase. As a result, approximately U.S.$2.9 billion of FX liquidity is expected to be withdrawn from the market. The revised ratios are effective from the calculation period commencing December 27, 2019, with the maintenance period starting on January 10, 2020.

On January 16, 2020, the Committee has decided to reduce the policy rate (one-week repo auction rate) from 12% to 11.25%. The Committee stated that it recently obtained data indicating that recovery in economic activity continues. The Committee added that the inflation outlook continued to improve and inflation expectations sustained their wide-spread decline. The Committee repeated that the monetary stance will be determined by considering the indicators of the underlying inflation trend to ensure the continuation of the disinflation process.

On January 18, 2020, the Central Bank announced that, in order to strengthen the monetary transmission mechanism, support financial stability and bring out gold savings into the economy, within the scope of Reserve Option Mechanism, the upper limit of the facility of holding standard gold was decreased from 30% to 20% of Turkish Lira reserve requirements and the upper limit of the facility of holding standard gold converted from wrought or scrap gold collected from residents was increased from 10% to 15% of Turkish Lira reserve requirements. By decreasing the upper limit of the facility of holding standard gold from 30% to 20% of Turkish Lira reserve requirements, the U.S.$1.7 billion equivalent of liquidity in terms of gold will be provided to the market, whereas TRY 4.5 billion liquidity will be withdrawn from the market. By increasing the upper limit of the facility of holding standard gold converted from wrought or scrap gold collected from residents from 10% to 15% of Turkish Lira reserve requirements, the U.S.$0.3 billion equivalent of liquidity in terms of gold will be withdrawn from the market, whereas TRY 2.0 billion liquidity will be provided to the market. However, the obligation to collect the wrought or scrap gold from residents will cause the effects to appear gradually.

On January 20, 2020, the Central Bank held an Extraordinary General Assembly Meeting in Ankara. At the meeting, the Central Bank decided to pay advance dividends from its profit from the 2019 accounting period and distribute reserve funds from its profit from the 2018 accounting period. Accordingly, and in line with the related legislation, the Central Bank started distributing 35.2 billion Turkish Lira, as advance dividend, and 5.3 billion Turkish Lira, as reserve funds, to shareholders.

BANKING SYSTEM

The banking system in the Republic had a capital adequacy ratio of 18.3% and a relatively low non-performing loan ratio of 5.36% as of December 2019.

As of December 2019, the loan to deposit ratio and return on average assets of the banking sector were 109.65% and 1.18%, respectively.

As of January 31, 2020, the RRRs for Turkish Lira deposits/participation accounts were between 1.0% and 4.0% depending on maturity. Furthermore, as of that date, RRRs were 7.0% for Turkish Lira demand deposits, notice deposits and private current accounts, and deposits/participation accounts with maturities up to one month and three months (including 1 and 3 months).

On February 26, 2019, Türkiye Emlak Katılım Bankası A.Ş. (Emlak Bank) was granted a banking license by the Banking Regulation and Supervision Agency (BRSA). The Emlak Bank will work as a participation bank and is expected to open branches soon.

On April 22, 2019, Ministry of Treasury and Finance issued 3.7 billion Euro worth of Special Category State Domestic Borrowing Notes (SCN) for on-lending to “Market Stability and Balance Fund (MSBF)”, which is a sub-fund created by Turkish Wealth Fund. The bonds issued to MSBF for conventional banks (T.C. Ziraat Bankası A.Ş., Türkiye Halk Bankası A.Ş., Türkiye Vakıflar Bankası T.A.O., Türkiye İhracat Kredi Bankası A.Ş., and Türkiye Kalkınma ve Yatırım Bankası A.Ş.TurkExim Bank and Turkish Development and Investment Bank) are zero coupon bonds, with 5 years maturity and 4.61% annual compound rate. The bonds issued to MSBF for participation banks (T.C. Ziraat Katılım Bankası A.Ş., Vakıf Katılım Bankası A.Ş.and Emlak BankKatılım) are noninterest bearing bonds, with 5 years maturity.

On May 29, 2019, the BRSA approved the establishment of a new investment and development bank, named Golden Global Yatırım Bankası A.Ş.

On December 18, 2019, the BRSA announced that the total notional amount of banks’ currency swaps, forwards, options and other similar products for non-residents with remaining maturities of seven days or less where at the maturity date and that local banks that pay Turkish Lira and receive foreign exchange in exchange (right way) should not exceed 10% of the bank’s most recently calculated regulatory capital.

PUBLIC FINANCE AND BUDGET

From January to December 2019, the central government consolidated budget expenditures were approximately TL 999.5 billion (compared to TL 830.8 billion during the same period of 2018), the central government consolidated budget revenues were approximately TL 875.8 billion (compared to approximately TL 758.0 billion during the same period of 2018), the central government consolidated budget deficit was approximately TL 123.7 billion (compared to a deficit of approximately TL 72.8 billion during the same period of 2018), and the central government consolidated budget primary deficit was approximately TL 23.8 billion (compared to a surplus of approximately TL 1.1 billion during the same period of 2018).

In December 2019, the central government consolidated budget expenditures were approximately TL 104.1 billion (compared to approximately TL 85.4 billion during the same month of 2018), the central government consolidated budget revenues were approximately TL 73.3 billion (compared to approximately TL 67.2 billion during the same month of 2018), the central government consolidated budget deficit was approximately TL 30.8 billion (compared to a deficit of approximately TL 18.3 billion during the same month of 2018), and the central government consolidated budget primary deficit was approximately TL 26.6 billion (compared to a deficit of approximately TL 16.2 billion during the same month of 2018).

A central government budget deficit to GDP ratio of 3% is expected through the New Economy Program (2020-2022) that was announced on September 30, 2019.

The following table sets forth the details of the central government budget for the periods indicated:

Central Government Budget (In Thousands of TL)	January- December 2019 (cumulative)	December 2019
Budget Expenditures	999,489,433	104,071,722
1-Excluding Interest	899,549,793	99,906,789
Compensation of Employees	249,876,962	17,033,700
Social Security Contributions	43,037,147	3,635,477
Purchase of Goods and Services	84,134,238	17,158,115
Current Transfers	400,270,591	38,210,020
Capital Expenditures	80,476,333	17,242,241
Capital Transfers	16,316,461	2,970,686
Lending	25,438,061	3,656,550
2-Interest	99,939,640	4,164,933
Budget Revenues	875,796,214	73,316,756
1-General Budget Revenues	848,385,930	70,797,650
Taxes	673,314,567	60,072,626
Property Income	93,692,407	1,617,642
Grants and Aids and Special Revenues	9,701,782	410,630
Interest, Shares and Fines	63,256,823	6,765,738
Capital Revenues	6,895,010	1,818,538
Collections from Loans	1,525,341	112,476
2-Special Budget Institutions	20,747,602	2,112,014
3-Regularity & Supervisory Institutions	6,662,682	407,092
Budget Balance	-123,693,219	-30,754,966
Balance Excluding Interest	-23,753,579	-26,590,033

Source: Ministry of Treasury and Finance

A decree and a communiqué amending Decree No. 32 on Protection of the Value of Turkish Currency (published in the Official Gazette dated August 11, 1989, No. 20249) issued by the Council of Ministers under the Law No. 1567, and the Communiqué No. 2008-32/34 on Decree No. 32 on Protection of the Value of Turkish Currency (published in the Official Gazette dated February 28, 2008 and numbered 26801), was published in the Official Gazette dated January 25, 2018. The Communique No. 2008-32/34 was revised on October 6, 2018, and on November 16, 2018. Additionally, the Capital Movements Circular of the Central Bank of Turkey was amended. Those amendments, which introduce new provisions regarding the utilization of foreign exchange loans of Turkish residents, became effective on May 2, 2018. With the new restrictions, real sector enterprises’ borrowings in foreign currency are to be determined according to their revenues in foreign currency. While the enterprises which do not generate revenues denominated in foreign currency are forbidden from borrowing in foreign currency (certain exceptions may apply), those having foreign currency revenues are allowed to borrow in foreign currency with some limitations. Further, the new amendment forbids Turkish households from taking out foreign currency indexed loans.

On October 31, 2018, the Minister of Treasury and Finance announced a wide range of tax cuts effective from November 1, 2018 until the end of 2018. Special consumption tax on cars with less than 1600cc engines decreased by 15 percentage points and special consumption tax on white goods was removed. VAT rates on commercial vehicles cut to 1% from 18% and on furniture to 8% from 18%. The reduction in the cost of title deeds, which was initially announced on May 5, 2018 was extended until the end of the year. On December 31, 2018, the Minister of Treasury and Finance announced the extension of these tax cuts until the end of March 2019. On March 21, 2019, tax cuts on cars, commercial vehicles and home appliances were extended until June 30, 2019.

On October 24, 2019, Justice and Development Party submitted a new draft law to the parliament for regulations on the tax system. The draft law proposes new valuable house taxes and accommodation taxes. If the draft law passes, 0.3%, 0.6%, and 1% tax will be applied on houses worth between 5-7.5 million Turkish Liras, 7.5-10 million Turkish Liras and over 10 million Turkish Liras respectively. The draft law also offers to raise the maximum income tax and the stoppage collected from athlete’s revenues, and to lift the tax exception on referees.

Following Parliamentary negotiations that took place in October, November, and December of 2019, the final 2020 Budget Law was approved in the parliament on December 21, 2019 and published in the Official Gazette on December 31, 2019.

According to Presidential Decree No. 1908, dated December 25, 2019, Turkey will establish a mortgage financing firm named Birleşik ipotek Finansmani A.Ş., which will have an initial capital of TL 10 million. The Treasury will have a 5% stake and transfer TL 500,000 in line with its stake as founding capital.

PRIVATIZATION

The privatization implementations of Turkey amounted to approximately U.S.$1,358.57 million in 2018 and approximately U.S.$114.61 million as of December 30 in 2019.

The following table sets out a summary of the most significant privatization implementations completed in 2018:

Name of The Company or Asset	Date of Privatization	Amount (U.S. Dollars)
EÜAŞ - Menzelet ve Kılavuzlu HES	3/9/2018	335,004,857
T. Şeker Fabrikaları - Turhal Şeker Fabrikası	6/7/2018	123,440,720
T. Şeker Fabrikaları - Çorum Şeker Fabrikası	6/25/2018	112,156,679
T. Şeker Fabrikaları - Afyon Şeker Fabrikası	8/17/2018	125,038,805

Note: Only privatizations worth U.S.$100 million or more are listed above.

Total privatization proceeds realized by the Turkish Privatization Administration since 1986 amounted to approximately U.S.$70.36 billion as of December 30, 2019.

As of December 30, 2019, the Privatization Administration of Turkey issued separate tenders to privatize 28 sugar factories.

DEBT

On October 31, 2019, the Ministry of Treasury and Finance published the 2020 financing program based on the 2020-2022 New Economy Program projections. According to the financing program, the total amount of debt service in 2020 is projected to be TL 352.1 billion, comprising of payments of TL 222.6 billion in principal and TL 129.4 billion in interest. Total domestic debt service is expected to be TL 287.0 billion while total external debt service is expected to be TL 65.1 billion.

On the external financing front, the Ministry of Treasury and Finance plans to raise U.S.$9 billion in equivalent external funding in 2020 through bond issuances in international capital markets.

The Central Government’s total domestic debt stock was approximately TL 755.1 billion as of the end of December 2019, compared to TL 586.1 billion as of the end of December 2018.

In December 2019, the average maturity of the Republic’s domestic cash borrowing was 29.5 months, as compared to 33.9 months in December 2018. The average annual interest rate on domestic cash borrowing (including discounted treasury bills/government bonds) on a compounded basis was 9.89% in December 2019, compared to 17.09% in December 2018. The Monetary and Exchange Rate Policy for 2020 document dated December 5, 2019 states that the open market operations portfolio, which was set at TL 18.9 billion nominal for 2019, will be set at a maximum of 5% of the CBRT analytical balance sheet total assets for 2020.

The total gross outstanding external debt of the Republic was approximately U.S.$433.889 million (at then-current exchange rates) at the end of the third quarter of 2019.

The following table summarizes the gross external debt profile of the Republic (at period end):

Gross External Debt Profile (in millions of U.S. Dollars)	2019 Q1	Q2	Q3
GROSS EXTERNAL DEBT	446,689	439,688	433,889
SHORT-TERM	114,812	115,921	116,866
Public Sector	24,443	23,408	22,486
Central Bank	5,898	6,492	6,397
Private Sector	84,471	86,021	87,983
LONG-TERM	331,877	323,767	317,023
Public Sector	122,659	122,199	121,674
Central Bank	8	8	8
Private Sector	209,210	201,560	195,341

Source: Ministry of Treasury and Finance

SUMMARY OF KEY ECONOMIC INDICATORS

The following table summarizes the key economic indicators of Turkey for the periods indicated:

	2014	2015	2016	2017	2018	2019
Nominal GDP (in billions of TL)	2,044	2,339	2,608	3,110	3,724	1,145	**
Real GDP Growth (%)	5.2	6.1	3.2	7.5	2.8	0.9	**
Unemployment (%)	9.9	10.3	10.9	10.9	11.0	13.4	***
Consumer Price Index (%)	8.17	8.81	8.53	11.92	20.30	11.84
Domestic Producer Price Index (%)	6.36	5.71	9.94	15.47	33.64	7.36
Current Account Balance (in millions of U.S. Dollars)	-43,610	-32,145	-33,139	-47,347	-27,156	4,249	****
Program Defined Public Sector Budget Primary Balance/GDP (%)	0.5	0.6	-0.6	-1.0	-2.4	-3.5	*
Central Government External Debt Stock (in millions of U.S. Dollars)	85,163	81,738	82,615	90,241	91,245	96,392
Public Sector Borrowing Requirement/GDP (%)	0.5	0.0	1.0	1.8	2.5	3.2	*

*	2020-2022 New Economy Program target
**	As of the third quarter of 2019
***	As of October 2019
****	January-November 2019

Sources: TURKSTAT, Central Bank, Ministry of Treasury and Finance

From November 5, 2019 to February 4, 2020, the Istanbul Stock Exchange National 100 Index (since April 5, 2013 the Istanbul Stock Exchange has carried out its operations under the title of “Borsa Istanbul”) increased by approximately 21.50%.